FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2006

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PRESS RELEASE March 9, 2006 Press Service 16 rue de la Ville l'Evêque 75008 Paris FRANCE

STRONG INCREASE IN 2005 RESULTS

AND 25% INCREASE IN ORDINARY DIVIDEND

Revenues:	EUR 41.5 billion (+9.0%)
EBITDA:	EUR 6.5 billion (+9.7%)
Current operating income:	EUR 3.9 billion (+4.4%)
Income from ordinary activities:	EUR 4.5 billion (+27.7%)
Earnings per share:	EUR 2.39 (EUR 1.70 in 2004)
Net income group share:	EUR 2.5 billion (+48.1%)
Gearing:	72% (91% end 2004)

The Board of Directors meeting March 8, 2006, chaired by Gérard Mestrallet, approved the results for the financial year 2005. The accounts will be submitted for approval to the Annual General Shareholders’ Meeting, May 5, 2006.

•	Strong improvement in energy and environment results with organic growth exceeding objectives

•	Record net income group share: EUR 2.5 billion

•	Sound financial structure, with a gearing reduced to 72% after taking into account the EUR 11.1 billion combined public offer for Electrabel (versus 91% at December 31, 2004)

•	Successful offer for Electrabel (98.6%-held) and capital increase

•	SUEZ Environment generated EUR 655 million net income group share (+170%)

•	A 25% increase in ordinary dividend, to EUR 1.00/share, will be submitted for approval to the Annual General Shareholders’ meeting, with payment on May 8, 2006

2006 Outlook

•	Continued growth in all businesses, with organic growth of Group revenues between 4 and 7%

•	EBITDA growth objective superior to 7% in 2006, due mainly to stepped up implementation of profitability programs (Optimax and synergies from integrating Electrabel)

•	Prospects strengthened by the planned SUEZ - Gaz de France merger

-	on the basis of one SUEZ share for one Gaz de France share

-	payment to SUEZ shareholders of a exceptional pre-merger dividend of EUR 1.00/share

For Gérard Mestrallet, SUEZ Chairman and CEO “The Group’s excellent operating performance is the fruit of a clear strategy in all our energy and environment businesses, as reflected in particular by the successful Electrabel offer. Today, SUEZ has a central position in Europe and benefits from international growth drivers. Ready to meet the great challenges of its sectors of activity, the Group has a promising outlook for 2006 and the medium term. The planned merger with Gaz de France will turn the new group into a world class European player in energy and environment, both in terms of growth and profitability.”

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ANALYSIS OF 2005 RESULTS

Results exceed objectives

2005 saw a further improvement in SUEZ performance with EUR 2.5 billion in net income group share and EBITDA organic growth (+9.0%) outpacing organic growth in revenues (+6.3%).

The rate of organic growth in revenues and in EBITDA stood in the upper range of the Group’s medium-term objectives. The buyout of Electrabel’s minority interests (a EUR 6.3 billion impact on Group debt) did not hinder the strengthening of the Group’s financial structure. Net debt at December 31, 2005 was less than EUR 14 billion (versus EUR 11.8 billion at December 31, 2004).

Organic growth in revenues at +6.3% is in line with Group objectives

SUEZ saw sustained growth in activity, with total revenues increasing +9.0% to EUR 41.5 billion. Organic growth in revenues was +6.3%.

Organic growth in EBITDA was substantially above organic growth in revenues

Total EBITDA grew by +9.7%. Excluding changes in Group structure and currency effects, EBITDA grew +9.0%. Improved EBITDA reflects the Group’s continued cost-cutting efforts and profitability improvements.

In 2004, current operating income growth (total +4.4% and organic +3.7%) benefited from a number of favourable non-recurring items (cancellation of provisions for pensions at Lydec, pension liability adjustments for Electrabel distribution personnel, provisions for nuclear fuel treatment).

Excluding these non-recurring items (2004 and 2005), current operating income growth would be higher than that of EBITDA. This strong advance reflects the success of the Optimax program, which had a EUR 329 million impact on current operating income, ahead of the cumulative objective of EUR 550 million for 2005 and 2006.

Net income group share of EUR 2.5 billion

Net income group share benefited from EUR 1,530 million in disposals1, partially offset by recognition of EUR 658 million for impairment in asset value, EUR 101 million for restructuring costs and EUR 151 million negative impact for the change in fair value of financial instruments on commodities. It also benefited from strong improvement in financial income (prepayment of the bonds redeemable in Fortis shares for +EUR 167 million), and a reduction in income tax, as well as improvement in net income from associated companies (increase in Belgium of +EUR 245 million in contributions from mixed inter-municipal companies, which in 2004 had reported a non-recurring expense of EUR 152 million related to pensions).

Good operating performance in all businesses

SUEZ Energy Europe (SEE)

Revenues were up +10.1% to EUR 14.2 billion at the end of December 2005. On a comparable basis, in particular excluding the impact of gas prices (+EUR 594 million), revenues rose by +EUR 528 million, for an organic growth rate of +3.9%. In electricity, revenues were sustained mainly by wholesale sales growth and price increases tied to increases in fuel costs, and for Distrigas (growth of sales abroad and sales of LNG cargos).

It is worth noting the very sharp increase in electricity sales by Electrabel outside the Benelux countries, amounting to EUR 2,160 million (34.4% in total growth), particularly in France, Germany, and Italy. This non-Benelux growth, on top of the wholesale market (total growth +44% to EUR 1,428 million) offset sales losses to final customers in Belgium arising from deregulation in the electricity and gas sectors and confirms the expansion of SUEZ on Europe’s energy market.

1.	As a reminder, under IFRS the gain generated in 2004 on the disposal of M6 is accounted under “discontinued activities”.

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With the success of the combined public offer on Electrabel, the Group holds 98.6% of that subsidiary.

SEE EBITDA amounted to EUR 2,855 million (+7.7% in total growth, +6.1% in organic growth).

Electricity in the Benelux countries contributed +EUR 265 million, due in part to Electrabel’s good performance in energy trading (+EUR 62 million).

2005 also saw steady affirmation of Electrabel growth drivers outside the Benelux (+24% in organic growth, or +EUR 61 million) benefiting, for example, from the first-time consolidation of SHEM (+EUR 47 million) and plants startups in Italy (+EUR 39 million).

Against the background of strong price increases in the electricity market, the diversity and reliability of the Group’s production base – in particular its nuclear component, as well as its continued cost control efforts, have contributed to this good operating performance.

Furthermore, sharp rises and important variances in gas prices between European spot markets enabled Distrigas to take advantage of arbitrage opportunities.

Current operating income came to EUR 1,963 million, stable in relation to 2004 which had benefited from many favourable non-recurring items.

SEE net income from operating activities amounted to +EUR 2,383 million, representing total growth of +18.7%. It benefited from +EUR 714 million in capital gains from disposals, +EUR 626 million of which on capital gains from the stock market listing of 36.6% of Elia.

SUEZ Energy International (SEI)

SEI benefited from strong economic growth in its main markets and in particular from electricity price increases in Brazil, a favourable evolution of demand in Thailand and Brazil, greater LNG opportunities, and a market with promising growth prospects.

Revenues totalled EUR 5.9 billion and increased by 20.2%, +15.4% (+EUR 786 million) on a comparable, exchange rate and gas price basis. Organic growth stemmed principally from North America (+EUR 600 million) with in particular the commercial success of SERNA (SUEZ Energy Resources North America) which has become the fourth largest independent provider in the United States for direct energy sales to industrial and commercial customers (+482 EUR million). Activity was also sustained in Asia / Middle East (+EUR 147 million), with the February 2004 startup of the Baymina power plant (770 MW), and in Latin America (+EUR 117 million).

SEI EBITDA totalled EUR 1,335 million, with total growth at +13.3% and organic growth at +9.0%. Latin America was the n°1 contributor to this growth (+14%), and in particular Brazil which benefited from the last year of replacements of initial contracts with bilateral contracts at more favourable margins (+EUR 105 million).

Current operating income amounted to EUR 747 million down by - 4.2% in total growth. Excluding the impact of a non-recurring provision for the AEP lawsuit in the US (- EUR 111 million), organic growth yielded +EUR 37 million.

SEI net income from operating activities came to +EUR 801 million, +9.5% in total growth. It is worth noting the successful stock market listings with EUR 245 million in capital gains, related mainly to the sales of 9.6% of Tractebel Energia in Brazil, 17% of EnerSur in Peru, and 30% of Glow in Thailand.

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SUEZ Energy Services (SES)

Revenues came to EUR 10.3 billion, for organic growth of +EUR 581 million (or +6.1% total growth and +6.0% organic growth, versus +3.3% organic growth in 2004). Activity was especially sustained in the installation and maintenance segments in particular in France (+9.8%).

At Ineo, growth in France is supported by public service contracts and by a satisfactory progression in revenues from services industry customers.

Services activities in France (Elyo) recorded organic growth of +6.7%, the result of commercial developments and, more marginally, of rate increases (renegotiations or the impact of higher fuel prices) and increasing unfavourable weather conditions. In Italy revenues were up +14.6%.

EBITDA totalled EUR 563 millions, slightly above the 2004 level (+0.9%).

SES current operating income was up sharply (+64.9%), to reach +EUR 359 million. Organic growth was EUR 143 million, up +66%, benefiting in particular of improvements in operating performances in SES’s various activities, as well as of the adjustment of provisions for pensions and the cancellation of provision for disputes without merit.

Net income from operating activities came to EUR 229 million, up +14%, and includes capital gains from disposals of activities or non-strategic assets which generated EUR 42 million in net income, as well as expenses due to the restructuring of this division created in June 2005.

SUEZ Environment (SE)

2005 recorded a very sharp improvement in net income (EUR 655 million, or +170%) and in return on capital employed (10.7% versus 8.8% in 2004), as well as a strong commercial dynamism which focused on activities with lower capital intensity and differentiating technology.

SUEZ Environment generated EUR 11.1 billion in revenues at December 31, 2005 with a total growth of +5.2%, compared with EUR 10.5 billion at Decembre,31 2004. Organic growth was significantly higher, totalling +EUR 532 million (+5.1%), reflecting a pick-up in waste services during the 4th quarter.

EBITDA came to EUR 1,914 million, representing a substantial improvement with a total growth of +8.5%. Excluding currency and changes in Group structure impacts, the business line recorded sustained organic growth of +EUR 195 million, or +11.4%. This growth was particularly apparent in water activities in Europe (+EUR 59 million, or +10.2%) and internationally (+EUR 72 million, or +17.6%).

SE current operating income amounted to EUR 1,004 million, +6.8% in total growth and +9.3% in organic growth.

Net income from operating activities came to +EUR 1,265 million showing a +64% advance, thanks in particular to capital gains on disposals of EUR 510 million (sale of a 25% interest in Northumbrian Water Group, the initial public offering of 45% of IAM in Chile, etc.).

A sound financial structure

Strong cash generation

Gross cash flow before financial expenses and taxes totalled EUR 5,751 million at December 31, 2005. Cash flow from operating activities benefited from a further improvement in working capital requirements.

Investments are impacted by the buyout of Electrabel minority interests (EUR 11.1 billion) and are otherwise under control (EUR 3.5 billion at December, 31 2005 versus EUR 2.7 billion at December 31,2004).

Disposals, which came to EUR 3 billion (Elia EUR 710 million, IAM in Chile EUR 246 million, Tractebel Energia in Brazil EUR 273 million, and Glow in Thailand EUR 165 million) nearly cover the balance of the Group’s investments.

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Net debt at December 31, 2005 increased slightly to EUR 13.8 billion (versus EUR 11.6 billion at January 1, 2005). This increase is explained by the buyout of Electrabel minority interests. Excluding the impact of that operation and the related EUR 2,335 million capital increase, net debt at December 31, 2005 would have amounted to EUR 7.6 billion.

Furthermore, during the 1st quarter of 2005, the Group refinanced in advance its EUR 4.5 billion syndicated credit line via a new syndicated credit for the same amount (likewise guaranteed by GIE Suez Alliance), but with a lengthened 7-year maturity and a substantial improvement in financial terms.

Continued improvements in return on capital employed

Excluding the impact of the Electrabel offer, in 2005 return on capital employed (ROCE) would have come to 13.7% under IFRS (versus 12.4% in 2004). After taking into account the buyout of Electrabel minority interests, ROCE came to 10.7% at the end of 2005. This ROCE compares with an estimated weighted average cost of capital of 6.5% and illustrates the Group’s long-term capacity to generate a return higher than its average cost of capital.

POSITIVE 2006 OUTLOOK

The Group has excellent industrial prospects, related to a favorable economic environment for energy and environment activities and to its employees’ commercial adeptness and drive.

SUEZ also enjoys strong growth drivers in the competitive positioning of its businesses, its experience, and its technological leadership.

SUEZ will continue the efforts it has undertaken to increase the operating profitability and cash generation in all its businesses. Furthermore, it will benefit from enhanced synergies generated within the framework of the integration of Electrabel.

For 2006, operating performances will be expected to stand in the upper range of the Group’s medium-term target objectives:

-	organic growth in revenues between 4 and 7%
-	EBITDA growth greater than 7%
-	respect the overall investment envelope for 2004 to 2006, or EUR 10.5 billion
-	maintain ongoing ROCE improvement objectives (return on capital employed).

Based on its good Optimax results of 2005, SUEZ maintains its cost reductions objective of EUR 550 million for 2006 in relation to 2004. Moreover, the synergistic effects from the buyout of Electrabel minority interests, which will be implemented rapidly, will facilitate EUR 250 million in operational synergies (over and above the Optimax cost-savings) and an additional EUR 100 million in fiscal and financial optimization in view of 2008.

In light of this positive context, the Board of Directors will recommend to the Annual SUEZ General Shareholders’ Meeting an increase in the ordinary dividend for 2005 to EUR 1.00/share, or a 25% growth over the 2004 dividend.

With the planned SUEZ - Gaz de France merger, the Group’s prospects will be improved. The merger plan represents an industrial project at the European level, ambitious and value accretive. It will lead to the creation of a world leader in the energy and environment sectors, placing the merged entity in an ideal position to benefit from the complete deregulation of the European energy markets in 2007.

This project is beneficial and constructive for all stakeholders – shareholders, consumers, employees – and is consistent with respect for public institutions and of public service missions.

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2006 FINANCIAL CALENDAR

•	Publication of first-quarter revenues: May 4, 2006

•	Annual General Shareholders’ Meeting: May 5, 2006

•	Publication of first-half revenues: August 1, 2006

•	First-half 2006 results: September 7, 2006

•	Publication of third-quarter revenues: October 30, 2006

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:			Analyst Contacts:
France:	Catherine Guillon:	+33(0)1 4006 6715	Arnaud Erbin:	+33(0)1 4006 6489
	Caroline Lambrinidis:	+33(0)1 4006 6654	Bertrand Haas:	+33(0)1 4006 6609
	Antoine Lenoir:	+33(0)1 4006 6650	Eléonore de Larboust:	+33(0)1 4006 1753
Belgium:	Guy Dellicour:	+32 2 370 34 05

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary